

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2024

Sven-Olof Lindblad
Chief Executive Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, NY 10014

> **Re: Lindblad Expeditions Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2024**
> **File No. 333-281186**

Dear Sven-Olof Lindblad:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John J. Wolfel